SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Result of the 14th Round of ANP Bidding

Rio de Janeiro, September 27, 2017—Petróleo Brasileiro S.A. – Petrobras reports that it acquired seven blocks in the 14th Round of Bids under the Shared Production regime, held today by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), six of which offshore and one onshore. The company will be the operator in all blocks, including the offshore blocks, where Petrobras will hold 50% participation, in partnership with ExxonMobil.

The total amount of the signature bonus to be paid by the company is R$1.8 billion, which represents 0.8% of the investments foreseen in the 2017-2021 Business and Management Plan, and will be reallocated within the currently approved budget.

In addition to the signature bonus, the judgment criteria also considered in the public sale was the Minimum Exploration Program (EMP) to be applied on the block, expressed in Work Units (UTs)—covering the number of wells to be drilled, and the seismic extension to be employed during the exploratory activity.

The table below summarizes the result of Petrobras’ participation in the 14th Round of ANP Bidding:

Block	Sedimentary Basin	Total Bonus (R$)	Total PEM (UTs)
C-M-210	Campos	6.488.605,05	45
C-M-277	Campos	20.488.638,55	92
C-M-344	Campos	15.488.672,05	42,5
C-M-346	Campos	1.120.488.673,05	1.062
C-M-411	Campos	600.488.705,55	562
C-M-413	Campos	32.488.706,55	75
PAR-T-175	Paraná	1.690.771,75	1.000

Total: 7 blocks		1.797.622.772,55	2.878,5

Petrobras acted selectively in the auction, reflecting its strategic vision and marking the beginning of the recomposition of its exploratory portfolio, which seeks to recover the relationship between reserves and production and ensure the sustainability of the company’s future oil and gas production. In addition, the operation in consortia is aligned with the strategic objective to strengthen partnerships, sharing risks, combining technical and technological skills and capturing synergies.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

In the Campos Basin, Petrobras acquired in partnership with ExxonMobil, the six sector blocks of the SC-AP3 sector, located in deep waters. Both companies identified a great geological potential in these areas which supported their competitive proposals. This was the most disputed sector in the public sale, having attracted interest from six other companies (Shell, Repsol, Total, BP, CNOOC and Karoon). A total of 13 bids were submitted in the competition for the blocks of this sector, demonstrating the liquidity of the acquired assets. The consortium with ExxonMobil in the Campos Basin represents the beginning of a promising partnership and will enable the capture of synergies through the technical excellence of both companies.

In the Paraná Basin, Petrobras acquired 100% of an onshore block at a new exploratory frontier area, with the expectation of discovering natural gas deposits in the vicinity of the Brazil-Bolivia gas pipeline. The block is located in the central part of the basin, close to the most developed region of South America, with high energy demand and inserted into the country’s largest consumer hub.

After the auction held today, there will be the qualifying stage of the winning bidders and subsequent signing of the contracts.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2017.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer